Mail Stop 3561

      							August 25, 2005


Jon F. Chait
Chief Executive Officer
Hudson Highland Group, Inc.
622 Third Avenue
New York, NY 10017

	Re:	Hudson Highland Group, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 14, 2005

		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
		File No. 0-50129

Dear Mr. Chait:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 19

Results of Operations, page 23

The Year Ended December 31, 2004 Compared to the Year Ended
December
31, 2003, page 24

1. We note that you abandoned your German subsidiary and closed your continental European operations in the year ended December 31, 2004.
Tell us how you applied the guidance in SFAS 144 in determining whether these operations should be presented as discontinued operations.

Note 15.  Segment and Geographic Data, page 63

2. Tell us how you have identified your operating and reportable segments under the guidance in SFAS 131. In this regard, we note that you present financial information for your regional operating units in your press release furnished in your Form 8-K dated July 26,
2005. In addition, you also present revenues and gross margins for your temporary contracting and permanent placement businesses in your financial statements. If you have aggregated several operating segments into one reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Item 4.  Controls and Procedures, page 26

3. We note your disclosure that your disclosure controls and procedures were effective "to ensure that material information relating to the Company, including the Company`s consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which this Quarterly Report on Form
10-Q was being prepared." For the quarters ended March 31, 2005 and
June 30, 2005, please confirm, if true, and clarify in future filings that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.





*    *    *    *







      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Jon F. Chait
Hudson Highland Group, Inc.
August 25, 2005
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